

Mail Stop 6010

February 27, 2009

Mr. Richard Bjorkman
Chief Financial Officer
Sutura, Inc.
17080 Newhope Street
Fountain Valley, California 92078

>   **Re: Sutura, Inc.**
>   **Form 10-KSB/A Amendment #1 for the Year Ended December 31, 2007**
>   **Filed February 5, 2009**
>   **File No. 000-31337**

Dear Mr. Bjorkman:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A Amendment No. 1 for the Year Ended December 31, 2007

Item 8A. Controls and Procedures

1. Please tell us how you were able to conclude in Amendment No. 1 to Form 10-KSB/A for the year ended December 31, 2007 that each of your internal controls over financial reporting and disclosure controls and procedures were effective as of December 31, 2007 in light of the errors discovered in the company's accounting for the Whitebox I, Whitebox II, and Whitebox III convertible notes and for which you have now restated the financial statements. Please refer to the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief